UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova’s Portfolio Selected by Gate-All-Around Manufacturers”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024

NOVA LTD.
(Registrant)
By: /s/ Dror David
——————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova’s Portfolio Selected by Gate-All-Around Manufacturers

REHOVOT, Israel - April 18, 2024 - Nova (Nasdaq: NVMI) today announced that It has received multiple orders from leading customers for process control solutions for Gate-All-Around (GAA) device manufacturing. The orders are for dimensional, materials, and chemical metrology solutions. The Company expects to deliver them in the next 12 months, with additional orders expected to follow as GAA progresses into high-volume production.

Nova's extensive portfolio enables customers to get deeper insights into complex semiconductor structures, offering a broader perspective on geometrical dimensions, materials properties, and chemical analytics. The Company is engaged with or has received orders from leading manufacturers transitioning into GAA, affirming the portfolio's unique value.

"Nova offers a distinctive and comprehensive array of metrology solutions tailored for Gate-All-Around manufacturing. We are encouraged by the increasing number of selections and qualifications by key manufacturers. We expect these engagements to convert into substantial business volumes as these customers ramp up GAA-based node production." said Gaby Waisman, President and CEO. "On top of complex architectures, materials and chemicals are becoming increasingly crucial to device evolution. Nova's portfolio addresses the specific challenges of next-generation device fabrication and provides our customers with essential value across multiple application domains."

As the semiconductors industry shifts into long-awaited advanced technology nodes, new process challenges arise. Time to yield becomes critical, conflicting with an increasing number of process steps, higher sampling, and lower error tolerance. This clash is further complicated by the need to measure on-device and in-die, as the test structures are no longer representative of the actual process. Moreover, an abundance of new materials introduced into the process necessitates inline control of parameters. Process control solutions must address complex 3D structures, new materials, more layers, and more physical and chemical inline parameters to address these needs.

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova's unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova's website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel's war against them; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.